BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

March 18, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Churchill Cash Reserves Trust
Registration Statement on Form N-1A
(File No. 811-4229)

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Edward Bartz of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 33 to the Registration Statement on Form N-1A for Churchill Cash Reserves Trust (the “Registrant”).  Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:
The Staff noted that the Registrant states in the Registration Statement that it has not offered its shares to the public since January 26, 2001.  The Staff asked the Registrant to confirm that all of its outstanding shares are held by the Registrant’s sponsor or an affiliate of the Registrant’s sponsor.

Response:
The Registrant confirms that all of its outstanding shares are held by Aquila Investment Management LLC, the Registrant’s administrator and a wholly-owned subsidiary of the Registrant’s sponsor, Aquila Management Corporation.

2. Comment:
The Staff requested that in its next annual update the Registrant add disclosure stating that “an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency” in accordance with Item 4(b)(1)(ii) of Form N-1A.

Response:	The Registrant confirms that it will add the disclosure requested by the Staff in the next annual update of the Registrant’s registration statement.

3. Comment:
The Staff requested that the Registrant revise the heading of the column titled “Other Directorships Held by the Director” in the table provided in response to Item 17(a)(1) of Form N-1A to clarify that the information regarding such other directorships is provided for the past five years.

Response:	The Registrant confirms that it will make the change requested by the Staff in the next annual update of the Registrant’s registration statement.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz